02044594

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.
Exact Name of Registrant as Specified in Charter

882253
Registrant CIK Number

Form 8-K, July 30, 2002, Series 2002-8

~~333-68542~~ 333-56240

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUL 3 1 2002
WASH. D.C. SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: ______________________

Name: Baron Silverstein

Title: Vice President

Dated: July 30, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSARM-0208

BSARM-0208 Class A1 (I-A-1) 3/1 ARM {S&P:AAA Fitch:AAA } <P>

Orig Bal 76,399,700 Fac 1.00000 Coup 5.508 Mat / / Wac- 0.000(0.000) WAM- / (-22831)/ 0

1.0000 x 1-yr LIBOR + 2.0830 Cap 11.4350 @ 9.3520 Floor 2.0830 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2002 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2002 Tranche: A1 (I-A-1)

Price	10% CPP	25% CPP	30% CPP	prepay
				losses
	2.2687%	2.2687%	2.2687%	1Y_LIB
	1.9500%	1.9500%	1.9500%	6M_LIB
	2.0900%	2.0900%	2.0900%	1YR_TRES
	1.8600%	1.8600%	1.8600%	EDSF
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	2.34	1.86	1.71	Avg. Life
	08/02	08/02	08/02	1st Prin
	04/05	04/05	04/05	Last Prin
101:17+	4.67	4.45	4.36	Yield
	2.14	1.72	1.59	Duration
101:21+	4.61	4.38	4.28	Yield
	2.14	1.72	1.59	Duration
101:25+	4.56	4.31	4.20	Yield
	2.14	1.72	1.59	Duration
101:29+	4.50	4.24	4.13	Yield
	2.14	1.72	1.59	Duration
102: 1+	4.44	4.16	4.05	Yield
	2.14	1.72	1.59	Duration
102: 5+	4.39	4.09	3.97	Yield
	2.15	1.72	1.59	Duration
102: 9+	4.33	4.02	3.90	Yield
	2.15	1.72	1.60	Duration

BSARM-0208 Class AB (II-A-1) 5/1 ARM {S&P:AAA Fitch:AAA } <P>

Orig Bal 187,728,800 Fac 1.00000 Coup 5.360 Mat / / Wac- 0.000(0.000) WAM- / (-22831)/ 0

1.0000 x 1-yr LIBOR + 1.9890 Cap 11.2580 @ 9.2690 Floor 1.9890 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2002 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2002 Tranche: AB (II-A-1)

Price	10% CPP	25% CPP	30% CPP	prepay
				losses
	2.2687%	2.2687%	2.2687%	1Y_LIB
	1.9500%	1.9500%	1.9500%	6M_LIB
	2.0900%	2.0900%	2.0900%	1YR_TRES
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.67	2.52	2.22	Avg. Life
	08/02	08/02	08/02	1st Prin
	05/07	05/07	05/07	Last Prin
100:20	5.11	4.98	4.92	Yield
	3.20	2.25	2.00	Duration
100:24	5.07	4.92	4.86	Yield
	3.21	2.25	2.00	Duration
100:28	5.03	4.87	4.80	Yield
	3.21	2.25	2.00	Duration
101: 0	4.99	4.81	4.74	Yield
	3.21	2.25	2.00	Duration
101: 4	4.96	4.76	4.68	Yield
	3.21	2.26	2.01	Duration
101: 8	4.92	4.70	4.61	Yield
	3.21	2.26	2.01	Duration
101:12	4.88	4.65	4.55	Yield
	3.21	2.26	2.01	Duration

BSARM-0208

BSARM-0208 Class A3 (III-A-1) 7/1 ARM {S&P:AAA Fitch:AAA } <P>

Orig Bal 45,480,600 Fac 1.00000 Coup 6.222 Mat / / Wac- 0.000(0.000) WAM- / (-22831)/ 0

1.0000 x 6-mo LIBOR + 1.8440 Cap 11.2440 @ 9.4000 Floor 1.8440 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G03

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2002 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2002 Tranche: A3 (III-A-1)

Price	10% CPP	25% CPP	30% CPP	prepay
				losses
	2.2687%	2.2687%	2.2687%	1Y_LIB
	1.9500%	1.9500%	1.9500%	6M_LIB
	2.0900%	2.0900%	2.0900%	1YR_TRES
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	4.75	2.91	2.49	Avg. Life
	08/02	08/02	08/02	1st Prin
	05/09	05/09	05/09	Last Prin
101:28	5.71	5.38	5.24	Yield
	3.91	2.51	2.18	Duration
102: 0	5.68	5.34	5.19	Yield
	3.91	2.51	2.18	Duration
102: 4	5.65	5.29	5.13	Yield
	3.91	2.51	2.18	Duration
102: 8	5.62	5.24	5.08	Yield
	3.92	2.52	2.19	Duration
102:12	5.59	5.19	5.02	Yield
	3.92	2.52	2.19	Duration
102:16	5.56	5.14	4.97	Yield
	3.92	2.52	2.19	Duration
102:20	5.53	5.09	4.91	Yield
	3.92	2.53	2.19	Duration

BSARM-0208

BSARM-0208 Class A4 (IV-A-1) 3/1 ARM {S&P:AAA Fitch:AAA } <P>

Orig Bal 275,388,100 Fac 1.00000 Coup 5.386 Mat / / Wac- 0.000(0.000) WAM- / (-22831)/ 0

1.0000 x 1-yr LIBOR + 2.0000 Cap 11.3860 @ 9.3860 Floor 2.0000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G04

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2002 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2002 Tranche: A4 (IV-A-1)

Price	10% CPP	25% CPP	30% CPP	prepay
				losses
	2.2687%	2.2687%	2.2687%	1Y_LIB
	1.9500%	1.9500%	1.9500%	6M_LIB
	2.0900%	2.0900%	2.0900%	1YR_TRES
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	2.51	1.95	1.79	Avg. Life
	08/02	08/02	08/02	1st Prin
	07/05	07/05	07/05	Last Prin
102: 2	4.39	4.11	3.99	Yield
	2.29	1.81	1.66	Duration
102: 6	4.34	4.04	3.92	Yield
	2.29	1.81	1.66	Duration
102:10	4.29	3.97	3.84	Yield
	2.29	1.81	1.67	Duration
102:14	4.23	3.90	3.77	Yield
	2.29	1.81	1.67	Duration
102:18	4.18	3.84	3.70	Yield
	2.29	1.81	1.67	Duration
102:22	4.13	3.77	3.62	Yield
	2.30	1.81	1.67	Duration
102:26	4.07	3.70	3.55	Yield
	2.30	1.81	1.67	Duration

BSARM-0208

BSARM-0208 Class A7 (VII-A-1) 10/1 ARM {S&P:AAA Fitch:AAA } <P>

Orig Bal 62,630,800 Fac 1.00000 Coup 6.465 Mat / / Wac- 0.000(0.000) WAM- / (-22831)/ 0

1.0000 x 6-mo LIBOR + 1.7090 Cap 11.7060 @ 9.9970 Floor 1.7090 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G07

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2002 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2002 Tranche: A7 (VII-A-1)

Price	10% CPP	25% CPP	30% CPP	prepay
				losses
	2.2687%	2.2687%	2.2687%	1Y_LIB
	1.9500%	1.9500%	1.9500%	6M_LIB
	2.0900%	2.0900%	2.0900%	1YR_TRES
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	6.01	3.20	2.66	Avg. Life
	08/02	08/02	08/02	1st Prin
	05/12	05/12	05/12	Last Prin
102: 5+	5.99	5.58	5.41	Yield
	4.64	2.69	2.29	Duration
102: 9+	5.96	5.53	5.35	Yield
	4.64	2.69	2.29	Duration
102:13+	5.94	5.49	5.30	Yield
	4.64	2.70	2.29	Duration
102:17+	5.91	5.44	5.25	Yield
	4.65	2.70	2.30	Duration
102:21+	5.89	5.40	5.19	Yield
	4.65	2.70	2.30	Duration
102:25+	5.86	5.35	5.14	Yield
	4.65	2.71	2.30	Duration
102:29+	5.83	5.31	5.09	Yield
	4.66	2.71	2.30	Duration